EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report - Notice of Strike in Yes

The Company hereby provides notification that it was notified today by its subsidiary, D.B.S Satellite Services (1998) Ltd. ("Yes") of a notice received from the National Federation of Labor that a labor dispute had been declared in accordance with the Settlement of Labor Disputes Law, 5717-1957 and a strike commencing on November 27, 2017 onwards (the “Notice").

According to the Notice, the issues in dispute are the intention to implement reforms and structural changes in YES, including the intention to dismiss employees.

Neither the Company and/or Yes is able to assess the implications of such Notice at the present stage. It should be noted that in the Bezeq Group, certain synergetic aspects are being examined among its subsidiaries as an initial stage. Reference is made to preliminary headquarter-related work only, as part of an examination of various options, and no recommendations have yet been received or discussed.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.